

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2021

Mario Rizzo
Executive Vice President and Chief Financial Officer
The Allstate Corporation
2775 Sanders Road
Northbrook, Illinois 60062

Re: The Allstate Corporation
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed February 22, 2021
Form 8-K Dated February 3, 2021
Filed February 3, 2021
File No. 001-11840

Dear Mr. Rizzo:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance